Exhibit 99.1

Baozun Announces Third Quarter 2025 Unaudited Financial Results

SHANGHAI, China, November 25, 2025 - Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the third quarter of 2025.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “In the third quarter, we advanced our strategic transformation with steady momentum, delivering a strong quarter marked by 5% total revenue growth and a significant narrowing of operating loss. BEC demonstrated solid performance, improving its profitability by enhancing the quality of its revenue stream, underscoring its growing agility and efficiency. BBM upgraded its brand image through impactful integrated marketing, agile merchandising, and focused channel expansion. This steady momentum reflects the strength and resilience of our transformed business model, firmly validating our continued progress toward sustainable profitability.”

Ms. Catherine Zhu, Chief Financial Officer of Baozun Inc., commented, “In the third quarter, both BEC and BBM delivered meaningful operational and financial improvements. E-Commerce achieved stable revenue and returned to adjusted operating income of RMB28 million in a traditionally low-seasonality quarter. BBM maintained strong momentum with 20% year-over-year revenue growth while further narrowing its adjusted operating losses by 30%. Together, these results confirmed a more balanced business portfolio, positioning us well for the next phase of growth.”

Third Quarter 2025 Financial Highlights

●	Total net revenues were RMB2,156.2 million (US$[1]302.9 million), representing an increase of 4.8% compared with RMB2,057.0 million in the same quarter of last year.

●	Loss from operations was RMB25.6 million (US$3.6 million), compared with RMB114.5 million in the same quarter of last year. Operating margin was negative 1.2%, compared with negative 5.6% for the same period of 2024.

●	Non-GAAP loss from operations[2] was RMB10.8 million (US$1.5 million), compared with RMB85.2 million in the same quarter of last year. Non-GAAP operating margin was negative 0.5%, compared with negative 4.1% for the same period of 2024.

●	Adjusted operating income of E-commerce was RMB28.1 million (US$3.9 million), compared with adjusted operating loss of RMB29.8 million for the same period of 2024.

●	Adjusted operating loss of Brand Management narrowed to RMB38.7 million (US$5.4 million), an improvement of 30.0% from RMB55.3 million for the same period of 2024.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and cancellation fees of repurchased ADSs.

●	Net loss attributable to ordinary shareholders of Baozun was RMB107.1 million (US$15.0 million), compared with RMB88.1 million for the same period of 2024.

●	Non-GAAP net loss attributable to ordinary shareholders of Baozun[3] was RMB40.2 million (US$5.7 million), compared with RMB66.8 million for the same period of 2024.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[4]”) were both RMB1.85 (US$0.26), compared with RMB1.48 for the same period of 2024.

●	Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS[5] was RMB0.70 (US$0.10), compared with RMB1.12 for the same period of 2024.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits (losses) are included in the Segments data of Segment Information.

Business Highlights

Baozun e-Commerce, or “BEC”

BEC encompasses our China e-commerce businesses, including brand store operations, customer services, and value-added services covering warehousing and fulfillment, IT and digital marketing. During the third quarter of 2025, total revenue from BEC increased by 2.4% year-over-year, driven by sustainable growth in the service model. BEC’s product sales decreased by 8.9% to RMB413.4 million, mainly due to lower sales in Appliances, and Health and Nutrition categories. BEC’s services revenue grew by 6.3% to RMB1,385.2 million, driven by a 15.5% revenue growth in online store operations and 5.5% revenue growth in Digital Marketing and IT solutions.

Baozun Brand Management, or “BBM”

The company launched the BBM business line in 2023, to leverage its leading portfolio of technologies in service of brands, fostering deeper and longer relationships to drive sustainable business growth in China.

BBM provides holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology enablement. We aim to leverage our portfolio of technologies to build longer and deeper relationships with brands. During the third quarter of 2025, total revenue from BBM increased by 19.8% year-over-year to RMB396.0 million. We have 171 offline stores under our management at the end of the third quarter of 2025.

3 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value loss on financial instruments, loss on disposal of investments and subsidiaries, and unrealized investment loss (gain).

4 Each ADS represents three Class A ordinary shares.

5 Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are respectively defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating diluted net income (loss) per ordinary share multiplied by three, respectively.

Third Quarter 2025 Financial Results

Total net revenues were RMB2,156.2 million (US$302.9 million), an increase of 4.8% from RMB2,057.0 million in the same quarter of last year. The increase in total net revenues was driven by both of the Group’s two business lines.

Total product sales revenue was RMB808.3 million (US$113.5 million), an increase of 3.2% compared with RMB783.1 million in the same quarter of last year, of which,

●	Product sales revenue of E-Commerce was RMB413.4 million (US$58.1 million), a decrease of 8.9% from RMB454.0 million in the same quarter of last year. The decrease was primarily attributable to the categories of Appliances, and Health and Nutrition sectors.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories 6 for the periods indicated:

	For the three months ended September 30,
	2024		2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	177.1	9%	139.9	19.7	6%	-21%
Beauty and Cosmetics	89.7	4%	107.7	15.1	5%	20%
Health and Nutrition	75.0	4%	56.9	8.0	3%	-24%
Others	112.2	5%	108.9	15.3	5%	-3%
Total net revenues from product sales of E-Commerce	454.0	22%	413.4	58.1	19%	-9%

●	Product sales revenue of Brand Management was RMB395.2 million (US$55.5 million), an increase of 19.8% from RMB329.8 million in the same quarter of last year. The increase was primarily driven by higher sales from the Gap brand, as the Company continued to optimize merchandising plans, channel and marketing initiatives to boost sales.

Services revenue was RMB1,347.9 million (US$189.3 million), an increase of 5.8% from RMB 1,273.9 million in the same quarter of last year. The increase was primarily attributable to a 15.5% year-over-year growth in online store operations and a 5.5% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization.

6 Key categories refer to the categories that accounted for no less than 10% of product sales of E-Commerce revenues during the periods indicated.

The following table sets forth a breakdown of services revenue by business models for the periods indicated:

	For the three months ended September 30,
	2024		2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Services revenue
Online store operations	362.6	18%	418.8	58.8	19%	16%
Warehousing and fulfillment	433.8	21%	431.6	60.6	20%	-1%
Digital marketing and IT solutions	507.7	24%	535.6	75.3	26%	6%
Inter-segment eliminations[7]	(30.2)	-1%	(38.1)	(5.4)	-2%	26%
Total net revenues from services	1,273.9	62%	1,347.9	189.3	63%	6%

Breakdown of total net revenues of online store operations of services revenue by key categories 8 for the periods indicated:

	For the three months ended September 30,
	2024		2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Online store operations in services revenue
Apparel and accessories	275.7	13%	316.0	44.4	15%	15%
Luxury	86.8	4%	98.8	13.9	5%	14%
Sportswear	100.7	5%	106.6	15.0	5%	6%
Other apparel	88.2	4%	110.6	15.5	5%	25%
Others	86.9	5%	102.8	14.4	5%	18%
Inter-segment eliminations[9]	(20.5)	-1%	(12.5)	(1.8)	-1%	-39%
Total net revenues from online store operations in services	342.1	17%	406.3	57.0	19%	19%

Total operating expenses were RMB2,181.9 million (US$306.5 million), compared with RMB2,171.5 million in the same quarter of last year.

●	Cost of products was RMB531.0 million (US$74.6 million), compared with RMB563.1 million in the same quarter of last year. The decrease was primarily due to decrease in product sales volume of E-Commerce.

●	Fulfillment expenses were RMB495.9 million (US$69.7 million), compared with RMB519.4 million in the same quarter of last year. The decrease was primarily due to a decline in E-commerce warehouse and logistics revenue, along with savings in logistics expenses.

7 The inter-segment eliminations mainly consist of revenues from online store operations, warehousing and fulfillment, and digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

8 Key categories refer to the categories that accounted for no less than 10% of services revenue during the periods indicated.

9 The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

●	Sales and marketing expenses were RMB886.6 million (US$124.5 million), compared with RMB800.6 million in the same quarter of last year. The increase was mainly due to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and expenses associated with the expansion of offline stores for BBM during the quarter.

●	Technology and content expenses were RMB115.2 million (US$16.2 million), compared with RMB140.7 million in the same quarter of last year. The decrease was mainly due to the company’s continued efforts to implement cost control and efficiency improvement initiatives.

●	General and administrative expenses were RMB168.9 million (US$23.7 million), compared with RMB176.6 million in the same quarter of last year. The decrease was primarily due to the Company’s cost control initiatives and efficiency improvements.

Loss from operations was RMB25.6 million (US$3.6 million), compared with RMB114.5 million in the same quarter of last year. The operating margin was negative 1.2%, compared with negative 5.6% in the same quarter of last year.

Non-GAAP loss from operations was RMB10.8 million (US$1.5 million), compared with RMB85.2 million in the same quarter of last year. Non-GAAP operating margin was negative 0.5%, compared with negative 4.1% in the same quarter of last year.

●  Adjusted operating profit of E-Commerce was RMB28.1 million (US$3.9 million), compared with adjusted operating loss of RMB29.8 million in the same quarter of last year.

●  Adjusted operating loss of Brand Management was RMB38.7 million (US$5.4 million), an improvement of 30.0% compared with RMB55.3 million in the same quarter of last year.

Unrealized investment loss was RMB20.5 million (US$2.9 million), compared with unrealized investment gain of RMB3.9 million in the same quarter of last year. The unrealized investment loss of this quarter was primarily due to the decrease in the trading price of publicly listed companies we invested in.

Loss on disposal of subsidiaries was RMB36.3 million (US$5.1 million), compared with nil in the same quarter of last year. The loss was primarily due to the Company's disposal of subsidiaries following a strategic adjustment in the third quarter of 2025.

Fair value change on financial instruments was a gain of RMB2.4 million (US$0.3 million), compared with a loss of RMB17.0 million in the same quarter of last year. The fair value change on financial instruments was mainly composed of the loss recognized from the financial instruments the Company invested in.

Exchange loss was RMB7.8 million (US$1.1 million), due to exchange rate fluctuation in the quarter ended September 30, 2025, compared to exchange gain RMB11.9 million in the same quarter last year.

Net loss attributable to ordinary shareholders of Baozun was RMB107.1 million (US$15.0 million), compared with RMB88.1 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun per ADS were both RMB1.85 (US$0.26), compared with both RMB1.48 for the same period of 2024.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB40.2 million (US$5.7 million), compared with RMB66.8 million in the same quarter of last year.

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS was RMB0.70 (US$0.10), compared with RMB1.12 for the same period of 2024.

Segment Information

(a)	Description of segments

The Group has two operating segments, which are (i) E-Commerce and (ii) Brand Management.

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).

a>	BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b>	BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii)	Brand Management engages in holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology enablement to leverage our portfolio of technologies to build into longer and deeper relationships with brands. Currently, the primary brand under the Company’s brand management is Gap in Greater China.

(b)	Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended September 30, 2024 and 2025:

	For the three months ended September 30,
	2024	2025
	RMB	RMB
Net revenues:
E-Commerce	1,757,320	1,798,654
Brand Management	330,605	395,961
Inter-segment eliminations *	(30,905)	(38,381)
Total consolidated net revenues	2,057,020	2,156,234

Adjusted Operating Profits (Losses) **:
E-Commerce	(29,781)	28,090
Brand Management	(55,332)	(38,729)
Inter-segment eliminations *	(50)	(129)
Total Adjusted Operating Loss	(85,163)	(10,768)
Unallocated expenses:
Share-based compensation expenses	(19,628)	(6,917)
Amortization of intangible assets resulting from business acquisition	(9,529)	(7,782)
Cancellation fees of repurchased shares	(162)	(150)
Loss on disposal of subsidiaries	—	(36,262)
Total other income (expenses), net	4,596	(21,952)
Loss before income tax and share of (loss) income in equity method investment	(109,886)	(83,831)

*The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

** Adjusted Operating (Losses) Profits represent segment (losses) profits, which is (loss) income from operations from each segment without allocating share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and cancellation fees of repurchased shares.

Conference Call

The Company will host a conference call to discuss the earnings at 6:30 a.m. Eastern Time on Tuesday, November 25, 2025 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	800-120-5863
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	0064930

A replay of the conference call may be accessible through December 2, 2025 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada:	855-669-9658
Replay Access Code:	6299059

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and cancelation fees of repurchased. The Company defines non-GAAP net income (loss) as net (loss) income excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value loss on financial instruments, loss on disposal of investments and subsidiaries, and unrealized investment loss (gain). The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value loss on financial instruments, loss on disposal of investments and subsidiaries, and unrealized investment loss (gain). The Company defines diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun and net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves approximately 490 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America as of December 31, 2024.

Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,289,323	1,125,514	158,100
Restricted cash	354,991	131,312	18,445
Short-term investments	1,271,618	1,408,169	197,804
Accounts receivable, net	2,033,778	1,970,416	276,783
Inventories	1,117,439	1,117,990	157,043
Advances to suppliers	404,353	242,626	34,081
Derivative financial assets	11,557	2,810	395
Prepayments and other current assets	724,091	773,199	108,611
Amounts due from related parties	7,021	2,591	364
Total current assets	7,214,171	6,774,627	951,626

Non-current assets
Long-term debt investments (including RMB146,444 of the investments measured at fair value as at September 30, 2025)	-	234,195	32,897
Long-term equity investments	341,687	321,673	45,185
Property and equipment, net	822,229	772,693	108,540
Intangible assets, net	357,307	323,843	45,490
Land use right, net	37,438	36,669	5,151
Operating lease right-of-use assets	767,376	738,272	103,704
Goodwill	362,399	292,721	41,118
Other non-current assets	69,886	56,085	7,878
Deferred tax assets	234,508	239,244	33,606
Total non-current assets	2,992,830	3,015,395	423,569
Total assets	10,207,001	9,790,022	1,375,195

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	1,220,957	1,253,088	176,020
Accounts payable	620,679	650,495	91,374
Notes payable	461,179	315,668	44,342
Income tax payables	26,559	12,083	1,697
Accrued expenses and other current liabilities	1,169,547	1,125,645	158,117
Derivative financial liabilities	130	76	11
Amounts due to related parties	5,369	2,182	306
Current operating lease liabilities	243,137	256,677	36,055
Total current liabilities	3,747,557	3,615,914	507,922

Non-current liabilities
Long-term loan	—	4,000	562
Deferred tax liabilities	32,783	24,694	3,469
Long-term operating lease liabilities	597,805	573,720	80,590
Other non-current liabilities	48,277	50,050	7,030
Total non-current liabilities	678,865	652,464	91,651
Total liabilities	4,426,422	4,268,378	599,573

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
Redeemable non-controlling interests	1,670,379	57,540	8,083

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized,175,668,586 and 173,530,303 shares issued, 161,337,586 and 160,261,678 shares outstanding, as of December 31, 2024, and September 30, 2025, respectively)	95	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2024, and September 30, 2025)	8	8	1
Additional paid-in capital	4,646,631	4,641,973	652,054
Treasury shares (15,802,428 and 13,268,625 shares as of December 31, 2024, and September 30, 2025, respectively)	(95,502)	(90,643)	(12,733)
Accumulated deficit	(691,785)	(895,928)	(125,849)
Accumulated other comprehensive income	54,575	41,622	5,847

Total Baozun Inc. shareholders’ equity	3,914,022	3,697,125	519,333

Non-controlling interests	196,178	1,766,979	248,206

Total Shareholders’ equity	4,110,200	5,464,104	767,539

Total liabilities, redeemable non-controlling interests and shareholders’ equity	10,207,001	9,790,022	1,375,195

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended September 30,
	2024	2025
	RMB	RMB	US$
Net revenues
Product sales (1)	783,132	808,333	113,546
Services	1,273,888	1,347,901	189,339
Total net revenues	2,057,020	2,156,234	302,885

Operating expenses (2)
Cost of products	(563,110)	(530,964)	(74,584)
Fulfillment (3)	(519,379)	(495,902)	(69,659)
Sales and marketing (3)	(800,562)	(886,595)	(124,539)
Technology and content (3)	(140,725)	(115,153)	(16,175)
General and administrative (3)	(176,611)	(168,864)	(23,720)
Other operating income, net	28,885	15,627	2,195
Total operating expenses	(2,171,502)	(2,181,851)	(306,482)
Loss from operations	(114,482)	(25,617)	(3,597)
Other income (expenses)
Interest income	14,585	13,275	1,865
Interest expense	(8,727)	(9,808)	(1,378)
Unrealized investment gain (loss)	3,855	(20,501)	(2,881)
Gain on disposal of investments	—	562	79
Loss on disposal of subsidiaries	—	(36,262)	(5,094)
Exchange gain (loss)	11,851	(7,836)	(1,101)
Fair value change on financial instruments	(16,968)	2,356	331
Loss before income tax and share of (loss) income in equity method investment	(109,886)	(83,831)	(11,776)
Income tax benefit (expense) (4)	18,569	(12,988)	(1,824)
Share of (loss) income in equity method investment, net of tax of nil	(1,938)	2,105	296
Net loss	(93,255)	(94,714)	(13,304)
Net loss (income) attributable to noncontrolling interests	10,193	(9,058)	(1,272)
Net income attributable to redeemable noncontrolling interests	(5,008)	(3,333)	(468)
Net loss attributable to ordinary shareholders of Baozun Inc.	(88,070)	(107,105)	(15,044)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.49)	(0.62)	(0.09)
Diluted	(0.49)	(0.62)	(0.09)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.48)	(1.85)	(0.26)
Diluted	(1.48)	(1.85)	(0.26)
Weighted average shares used in calculating net loss per ordinary share
Basic	178,284,818	173,436,711	173,436,711
Diluted	178,284,818	173,436,711	173,436,711

Net loss	(93,255)	(94,714)	(13,304)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	(20,372)	8,769	1,232
Comprehensive loss	(113,627)	(85,945)	(12,072)

(1)	These amounts include product sales from E-Commerce and Brand Management of RMB413.4 million and RMB 395.2 million for the three months period ended September 30, 2025, respectively, compared with product sales from E-Commerce of RMB454.0 million and Brand Management of RMB329.8 million for the three months period ended September 30, 2024.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended September 30,
	2024	2025
	RMB	RMB	US$
Fulfillment	733	226	32
Sales and marketing	4,617	982	138
Technology and content	2,475	807	113
General and administrative	11,803	4,902	689
	19,628	6,917	972

(3)	These amounts include amortization of intangible assets resulting from business acquisition, which amounted to RMB9.5 million and RMB7.8 million for the three months period ended September 30, 2024 and 2025, respectively.

(4)	These amounts mainly include income tax benefits of RMB2.0 million and RMB1.8 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended September 30, 2024 and 2025, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended September 30,
	2024	2025
	RMB	RMB	US$
Loss from operations	(114,482)	(25,617)	(3,597)
Add: Share-based compensation expenses	19,628	6,917	972
Amortization of intangible assets resulting from business acquisition	9,529	7,782	1,093
Cancellation fees of repurchased ADSs	162	150	21
Non-GAAP loss from operations	(85,163)	(10,768)	(1,511)

Net loss	(93,255)	(94,714)	(13,304)
Add: Share-based compensation expenses	19,628	6,917	972
Amortization of intangible assets resulting from business acquisition	9,529	7,782	1,093
Cancellation fees of repurchased ADSs	162	150	21
Unrealized investment (gain) loss	(3,855)	20,501	2,881
Loss on disposal of investments and subsidiaries, net	–	35,700	5,015
Less: Tax effect of amortization of intangible assets resulting from business acquisition and loss on disposal of subsidiaries (1)	(2,043)	(2,399)	(337)
Non-GAAP net loss	(69,834)	(26,063)	(3,659)

Net loss attributable to ordinary shareholders of Baozun Inc.	(88,070)	(107,105)	(15,044)
Add: Share-based compensation expenses	19,628	6,917	972
Amortization of intangible assets resulting from business acquisition	6,734	5,413	760
Cancellation fees of repurchased ADSs	162	150	21
Unrealized investment (gain) loss	(3,855)	20,501	2,881
Loss on disposal of investments and subsidiaries, net	–	35,700	5,015
Less: Tax effect of amortization of intangible assets resulting from business acquisition and loss on disposal of subsidiaries (1)	(1,388)	(1,806)	(254)
Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.	(66,789)	(40,230)	(5,649)

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS:	(1.12)	(0.70)	(0.10)

Weighted average shares used in calculating diluted net loss per ordinary share	178,284,818	173,436,711	173,436,711

(1) The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition and loss on disposal of subsidiaries.